FORM 13-501F1
CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

 I,     Amanda Willett     ,  an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(signed) "Amanda Willett"                                     March 8, 2018
Title: Corporate Secretary                         Date:

Reporting Issuer Name:	Denison Mines Corp.
End date of previous financial year:	December 31, 2017
Type of Reporting Issuer:	[ X ] Class 1 reporting issuer	[ ] Class 3B reporting issuer
Highest Trading Marketplace:	Toronto Stock Exchange

 Market value of listed or quoted equity securities:
Equity Symbol	DML

1st Specified Trading Period (dd/mm/yy)	0 1 /0 1 /1 7 to 31/03/17
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$0.82 (i)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	559,070,902 (ii)
Market value of class or series	(i) x (ii) = $458,438,139.64 (A)

2nd Specified Trading Period (dd/mm/yy)	01/04/17 to 30/06/17
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$0.56 (iii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	559,084,402 (iv)
Market value of class or series	(iii) x (iv) = $313,087,265.12 (B)

3rd Specified Trading Period (dd/mm/yy)	01 /07 /17 to 30/09/17
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$0.58 (v)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	559,084,402 (vi)
Market value of class or series	(v) x (vi) = $324,268,953.16 (C)

4th Specified Trading Period (dd/mm/yy)	10 /01 /17 to 31/12/17
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$0.69 (vii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	559,183,209 (viii)
Market value of class or series	(vii) x (viii) = $385,836,414.21 (D)

5th Specified Trading Period (dd/mm/yy)	01 /01 /17 to 31/12/17
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$0.69(ix)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	559,183,209 (x)
Market value of class or series	(ix) x (x) = $385,836,414.21 (E)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))
$ 373,493,437.27 (1)
Fair value of outstanding debt securities: (Provide details of how value was determined)	$ 0.00 (2)

Capitalization for the previous financial year (1) + (2)	$ 373,493,437.27

Participation Fee	$ 14,000.00

Late Fee, if applicable	$ 0.00

Total Fee Payable (Participation Fee plus Late Fee)	$ 14,000.00